[redacted]

10028673

BB 4/6

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South - 10th Floor
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benyamin A. Shleffer 212-684-8580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSiena CPAs, LLP
(Name – *if individual, state last, first, middle name*)

450 Seventh Avenue, Suite 801, New York, NY 10123
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/6

OATH OR AFFIRMATION

I, Benyamin A. Streifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL WANG
Notary Public, State of New York
No. 01WA6087955
Qualified in Queens County
Commission Expires March 3, 2011

Signature

Chief Operating Officer
Title

Carol Wang
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~ Operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTG LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AND INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

DiSiena CPAs, LLP
450 Seventh Avenue, Suite 801
New York, NY 10123

MTG LLC
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AND INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2009 and 2008

CONTENTS

AUDITED FINANCIAL STATEMENTS:

DiSiena
CPAs

INDEPENDENT AUDITOR'S REPORT

The Members of
MTG LLC

We have audited the accompanying statements of financial condition of MTG LLC as of December 31, 2009 and December 31, 2008 and the related statements of operations, changes in member's equity, cash flow for the years then ended. These financial statements are the responsibility of MTG LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTG LLC at December 31, 2009 and December 31, 2008, and the results of its operations and cash flows for the years ended December 31, 2009 and December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena CPAs, LLP
New York, New York
March 30, 2010

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

MTG LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash	$ 2,140,687	$ 1,143,477
OTHER CURRENT ASSETS:		
Receivable from broker-dealers (Note 2a)	134,849	422,938
Other Receivable	0	76,905
TOTAL OTHER CURRENT ASSETS	134,849	499,843
OTHER ASSETS:		
Clearing Deposit (Note 3)	250,000	0
TOTAL ASSETS	$ 2,525,536	$ 1,643,320
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 0	$ 1,403
Accrued expenses (Notes 2b and 4)	182,410	991,332
TOTAL	182,410	992,735
OTHER LIABILITIES		
Loans Payable (Note 5)	215,000	0
TOTAL LIABILITIES	397,410	992,735
MEMBER'S EQUITY:		
Member's net investments - beginning	650,585	276,181
Capital Contribution	100,000	0
Distributions	(2,268,082)	(868,000)
Net Profit (Loss)	3,645,623	1,242,404
TOTAL MEMBER'S EQUITY	2,128,126	650,585
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,525,536	$1,643,320

The accompanying notes are an integral part of these financial statements.

MTG LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
INCOME		
Income	$5,188,374	$5,457,703
Other Income		
Interest Income	15,545	0
TOTAL INCOME	5,203,919	5,457,703
EXPENSES		
TOTAL EXPENSES	1,413,296	4,215,299
Profit (Loss) before income taxes	3,790,623	1,242,404
Provision for income taxes	145,000	0
NET PROFIT (LOSS)	$ 3,645,623	$1,242,404

The accompanying notes are an integral part of these financial statements.

MTG LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
January 1	**$ 650,585**	**$ 276,181**
Contributions	100,000	0
Net Profit (Loss)	3,645,623	1,242,404
Distributions	(2,268,082)	(868,000)
December 31	**$ 2,128,126**	**$ 650,585**

The accompanying notes are an integral part of these financial statements.

MTG LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 3,645,623	$ 1,242,404
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in receivables	364,994	(269,668)
Increase (decrease) in accounts payable	(1,403)	(1,869)
Increase (decrease) in accrued expenses	(808,922)	793,690
Total adjustments	(445,331)	522,153
NET CASH PROVIDED BY OPERATING ACTIVITIES:	3,200,292	1,764,557
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing Deposit	(250,000)	0
NET CASH USED IN INVESTING ACTIVITIES	(250,000)	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions	(2,268,082)	(868,000)
Increase (decrease) in capital contribution	100,000	0
Increase (decrease) in loans payable	215,000	0
NET CASH USED IN FINANCING ACTIVITIES:	(1,953,082)	(868,000)
NET INCREASE (DECREASE) IN CASH	997,210	896,557
CASH, beginning of year	1,143,477	246,920
CASH, end of year	$ 2,140,687	$1,143,477
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 0	$ 0
Cash paid during the year for taxes	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

MTG LLC
STATEMENTS OF CHANGES IN LIABILITIES TO CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Subordinated liabilities – January 1, 2009	$	0
Changes during the year ended December 31, 2009		0
Subordinated liabilities – December 31, 2009	$	0
Subordinated liabilities – January 1, 2008	$	0
Changes during the year ended December 31, 2008		0
Subordinated liabilities – December 31, 2008	$	0

The accompanying notes are an integral part of these financial statements.

MTG LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,

	2009	2008
Net Capital		
Total member's equity	$ 2,128,126	$ 650,585
Receivables not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(134,849)	(499,843)
Net adjusted capital	$ 1,993,277	$ 150,742
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accrued Expenses	$ 182,410	$ 992,734
Total Aggregate indebtedness	$ 182,410	$ 992,734
Computation of basic net capital requirement		
Minimum net capital required (Note 3):	$ 12,161	$ 66,182
Excess net capital	$ 1,981,116	$ 84,560
Ratio: Aggregate indebtedness to net capital	.09 to 1	6.6 to 1
Reconciliation with company's computation (Included in Part II of Form X-17A-5 as December 31, 2009 and 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 256,307	$ 206,387
Accrual for provision for income taxes	(145,000)	0
Accrual of administrative expenses	0	1,452
Accrual of commission expense	0	(45,831)
Reversal of accrued research costs	1,881,970	(11,266)
Net adjusted capital per above	$1,993,277	$ 150,742

The accompanying notes are an integral part of these financial statements.

MTG LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

MTG LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of referral fee transactions, administrative fees and commission income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On August 9, 2004, Park Hill Capital, Inc., a Connecticut corporation agreed to merge with and into MTG LLC, by written consent in accordance with the laws of the State of New York on October 29, 2004 and the separate existence of Park Hill Capital, Inc. ceased. The merger was consummated for the purpose of reorganizing Park Hill Capital, Inc. in New York as a limited liability company.

a. **Referral Income**. The Company refers investors to other broker-dealers who pay commissions based on the volume of securities transactions. Referral income is recorded based on contractual rates. Referral income is received monthly, but recognized as securities transactions occur.
b. **Commission Expenses**. Commission expenses are recorded as securities transactions occur.
c. **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.
d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.
e. **Income Taxes.** The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. For the years ended December 31, 2009 and 2008, no provision was made for any taxes since this entity is disregarded for income tax purposes, except for a provision for NYC UBT (Unincorporated business tax) for 2009 for $145,000.

3. CLEARING DEPOSIT

On November 11, 2009, The Company deposited $250,000 into Penson Financial Services as a clearing deposit. Clearing deposits require The Company to deposit money with a clearing firm to cover any obligations that may arise from the clearance of the introducing firm's accounts (*e.g.*, unsecured customer debit balances). Such clearing deposits are typically retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the introducing firm, as long as the introducing firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

4. ACCRUED EXPENSES

As of December 31, 2009, there are no known claims from third party research firms and / or any other related parties. There has not been no activity relating research costs since April 2009. The last payment made to a third party research firm was made in September 2009.

5. LOAN PAYABLE / SUBSEQUENT EVENT

On September 25, 2009, The Company entered into separate loan agreements with individuals who are friends of the firm and who have no other business affiliation with the company or any of its affiliates. The cash proceeds covered by the agreements shall be used and dealt with by the firm as part of its capital. MTG promises to pay to the lenders the principal and interest payable at the rate of 8 percent per annum. Consequently, the firm submitted the subordinated loan agreements with the Financial Industry Regulatory Authority, Inc (FINRA) for approval and consideration for their treatments into the firm's net capital requirement. As of December 31, 2009, FINRA had not released and/or approved the firm's sub loan document agreements. As such, the entire cash proceeds were treated as a Loan Payable. On March 9, 2010, FINRA approved the firm's subordinated loan agreement applications with an effective date of March 3, 2010 and a maturity date of March 4, 2011.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2009, the Company had net capital of $1,993,277 which is $1,981,116 in excess of the 6 2/3-percent of aggregate indebtedness and at December 31, 2008, the Company had net capital of $150,742 which is $84,560 in excess of the minimum Net Capital requirement.

7. RELATED PARTY TRANSACTIONS

The Company entered into an administrative and consulting agreement on January 1, 2005 with Madison Trading, LLC ("Madison"). Madison has common ownership with that of MT Trading, LLC, the parent company of MTG, LLC. Madison is currently providing its office space, utilities, telephone equipment and services, fax machines, computer equipment, office supplies and office management, postage, news and quotation systems and terminals, data services, high speed data lines, other administrative services and strategic and technology consulting that are customary in the ordinary course of the Company's business. In addition, Madison will offer its expertise in technology evaluation of potential MTG clientele on a project by project basis. In 2009 the Company paid Madison $18,000 under this agreement for services rendered.

DiSiena
CPAs

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

The Owners of
MTG LLC

In planning and performing our audit of the financial statements of MTG LLC (the Company), for the years ended December 31, 2009 and December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as-required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we' considered relevant to the objectives stated in rule 17 a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiSiena CPAs, LLP

DiSiena CPAs, LLP

New York, New York
March 30, 2010